U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

              Compagnie Generale Des Communications (COGECOM) S.A.
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   (Last)                            (First)              (Middle)

                               6, place d'Alleray
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                                    (Street)

                          75505 Paris Cedex 15 FRANCE
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

                                October 27, 1999
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

                                      N/A
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

                            NTL Incorporated (NTLI)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

Common Stock, par value $0.01 per share  6,678,378(1)                D
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

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

5% Cumulative            any time   08/13/19        Common Stock, par      7,500,000(4)  10 shares of    D
Participating                         (3)           value $0.01 per                      C/S per Series
Convertible Preferred                               share                                A
Stock, Series A
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5% Cumulative            any time   08/13/19        Common Stock, par         49,668(4)  9.9334 shares   D
Participating                          (3)          value $0.01 per                      of C/S per
Convertible Preferred                               share                                Series C
Stock, Series C(2)
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
Explanation of Responses:
NUMBERS REFLECTED ON THIS FORM 3 REFLECT BENEFICIAL OWNERSHIP OF COGECOM AS OF OCTOBER 27, 1999.
1 Includes an initial purchase of 2,702,703 shares of Common Stock, adjusted to reflect the 5-for-4 stock split by way of a stock dividend paid October 7, 1999, and a subsequent October 27, 1999, purchase of 3,300,000 shares of Common Stock.
2 On September 30, 1999, the Issuer issued to COGECOM 5,000 shares of 5% Cumulative Participating Convertible Prefered Stock, Series C, as a dividend with respect to the Series A Preferred Stock.
3 Mandatory redemption date if the securities have not been previously redeemed or converted.
4 Gives effect to a 5-for-4 stock split by way of a stock dividend paid October 7, 1999.



             /s/ Pierre Hilaire                               March 9, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
  On behalf of COGECOM S.A.
  Name:  Pierre Hilaire
  Title: Chairman of the Board of Directors

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                            Joint Filer Information
                            -----------------------


Name:         France Telecom S.A.
Address:      6, place d'Alleray
              75505 Paris Cedex 15 France

Designated
Filer:        Compagnie Generale des Communications (COGECOM) S.A.
              (COGECOM is a wholly owned subsidiary of France Telecom)

Issuer Name &
Ticker
Symbol:       NTL Incorporated (NTLI)

Date of Event
Requiring
Statement:    October 27, 1999

Signature:    /s/ Jean-Louis Vinciguerra                       March 9, 2000
          -----------------------------------              ---------------------
              On behalf of FRANCE TELECOM                          Date
              Name: Jean-Louis Vinciguerra
              Title: Senior Executive Vice President




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